Exhibit 6.6

THIRD AMENDMENT

This Third Amendment to Operating Agreement (this “Amendment”) is made and entered into as of this 3rd day of April, 2013 (the “Effective Date”) by and among 315 EAST DEAN ASSOCIATES, INC., a Delaware corporation (“Owner”), and SHERATON OPERATING CORPORATION, a Delaware corporation (“Operator”), each a “Party” and collectively, the “Parties”.

WHEREAS, Owner is the owner of that certain hotel known as The St. Regis Aspen Resort and located at 315 East Dean Street, Aspen, Colorado 81611 (the “Hotel”), which Hotel is operated pursuant to the terms of an Operating Agreement between Owner and Operator dated September 29, 2010, as amended by that certain letter agreement between Owner and Operator, dated as of September 29, 2010, and as further amended by that certain Second Amendment (herein so-called) between Owner and Operator, dated as of September 26, 2011 (as amended, the “Operating Agreement”); and

WHEREAS, Starwood Hotels & Resorts Worldwide, Inc., an Affiliate of Operator (“Starwood”). Owner and American Express Publishing Corporation, a New York corporation (“F&W”) previously created and developed the “Chefs Club” restaurant concept (the “Concept”) to be used in connection with the operation and marketing of the ground floor restaurant at the Hotel (the “Restaurant”); and

WHEREAS, Starwood is now transferring and assigning all of its rights and interest in and to the Concept (the “Concept Transfer”) to Chefs Club USA, Inc., an Affiliate of Owner (“CCUS”) pursuant to that certain Intellectual Property Assignment entered into contemporaneously herewith (the “Assignment Agreement”); and

WHEREAS, in connection with the Concept Transfer, that certain restaurant license and consulting services agreement between Owner and F&W, dated as of September 26, 2011, is being terminated pursuant to that certain termination agreement attached hereto as Exhibit A; and

WHEREAS, in connection with the Concept Transfer, that certain restaurant license and consulting services agreement between Starwood and F&W, dated as of September 26, 2011, is being terminated pursuant to that certain termination agreement attached hereto as Exhibit B;

WHEREAS, contemporaneously herewith, CCUS and F&W will enter into a new license and consulting services agreement; and

WHEREAS, prior to the Effective Date, the Restaurant was being operated and managed by Operator; and

WHEREAS, after the Effective Date, the ‘Restaurant will no longer be managed and operated by Operator, and instead will be leased (the “Restaurant Transition”) by Owner to Chefs Club Aspen, Inc., an Affiliate of CCUS (including any successor tenant under the

Restaurant, “CCA”) pursuant to that certain Lease between Owner and CCA entered into contemporaneously herewith (the “Restaurant Lease”), a copy of which is attached hereto as Exhibit C; and

WHEREAS, in connection with the Restaurant Transition, Owner and Operator desire to clarify certain of the terms and conditions of the Operating Agreement on the terms set forth herein.

NOW AND THEREFORE, in consideration of the recitals, promises and covenants set forth in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by the parties, the parties agree:

1.              Definitions. All capitalized terms used in this Amendment but not otherwise defined or amended herein shall have the meanings set forth in the Operating Agreement or the Restaurant Lease, as the context requires.

2.              Restaurant Lease Income. The Parties hereby acknowledge and agree that for so long as the Restaurant Lease remains in effect and notwithstanding anything to the contrary in the Operating Agreement, the following shall apply:

(1)    In Section IV (Principal Business Terms) of Exhibit A to the Operating Agreement, the Base Fee shall be calculated as follows:

i.             Base Fee - the sum of the following for each month during the Term (including any partial month at the commencement and expiration of the Term):

(i) four percent (4%) (subject to possible increase to 6% as provided in Section 4.1) of AGOR (as defined below); plus

(ii) two percent (2%) of Gross Restaurant Sales; plus

(iii) in each case, ten percent (10%) of the TPOA Net Operating Income (excluding the Restaurant TPOA Net Operating Income) in respect of all Third Party Operated Areas; plus

(iv) twenty-five percent (25%) of the Restaurant Net Operating Income.

“AGOR” shall mean GOR less the TPOA Net Operating Income of all Third-Party Operated Areas. For the avoidance of doubt, all GOR from Third-Party Licensed Areas shall be included in the calculation of GOR. Notwithstanding anything to the contrary contained in the Operating Agreement, in no event shall the Base Fee be less than US$500,000 for each Operating Year.

(2)    For purposes of the calculation of the Base Fee, the following terms shall have the meanings set forth below:

i.             Gross Restaurant Sales - with respect to any period of time, all receipts, revenue and income of any kind derived directly or indirectly from the operation of the Restaurant, properly attributable to such period determined in accordance with GAAP and the Uniform System, expressly including all revenue from private or special events at the Restaurant, but expressly excluding the following: (i) any interest earned on Gross Restaurant Sales deposited in the bank accounts of the Restaurant; (ii) gratuities and tips added to customers’ bills, checks, invoices, or statements which CCA is committed to pay to employees; (iii) the amount of any local, regional, national, excise, luxury, sales, value added, use or other similar taxes imposed by a Governmental Authority and collected from customers or invitees, or as part of the sales price of any goods, services or displays, including gross receipts, cabaret and similar taxes; (iv) monies received from any borrowings; (v) amounts representing the direct cost of meals or other services provided as compensation to Restaurant personnel or as complimentary benefits (without receipt of payment) to any other persons; (vi) revenue which is refunded to customers, any rebate, credit or discount (including complimentary services); (vii) all insurance proceeds, (viii) all bad debt with respect to credit card charges at the Restaurant; and (ix) any receipts from a taking of all or any portion of the Restaurant or the Hotel by any Governmental Authority by condemnation or power of eminent domain for any purpose whatsoever, and a conveyance by CCA or Owner in lieu or under threat of such taking.

ii.            Restaurant Net Operating Income - with respect to any period, the excess (if any) of (a) Gross Restaurant Sales for such period over (b) Restaurant Operating Expenses for such period.

iii.            Restaurant Operating Expenses - with respect to any period, all ordinary and necessary expenses incurred exclusively in the operation of the Restaurant, and as determined by GAAP and the Uniform System, including: (a) cost of food; (b) cost of beverages; (c) all Restaurant personnel costs; (d) maintenance and repair and other non-capital costs and expenses related to the Restaurant, (e) cost of decorations; (f) cost of marketing, advertising, and promotions; (g) cost of flowers; (h) cost of menus and beverage lists; (i) cost of licenses and permits; (j) cost of uniforms, linen and laundry; (k) office expense and supplies; (l) music and entertainment; (m) cost of chinaware, glassware, silverware, kitchen utensils and other Supplies; (n) cost of cleaning service contracts; (n) out-of-pocket cost of local and long distance telephone calls; (p) cost of communications including, without limitation, printing, stationery, postage and internet-related charges; (q) cost of employee relations and training, including the cost of housing and transportation, if any; (r) coat of independent contractors including but not limited to entertainers and disc jockeys; and (s) Rent payable under the Restaurant Lease.

iv.           Restaurant TPOA Net Operating Income - all rent payments due under the Restaurant Lease.

(3)    The Base Fee, as amended pursuant to this Amendment, shall continue to be paid in arrears on a monthly basis and reconciled on an annual basis in accordance with the terms of Article 3 of the Operating Agreement.

(4)    Owner shall cause CCA to provide a statement of Gross Restaurant Sales, Restaurant Operating Expenses and Restaurant Net Operating Income for each month within ten (10) days after the end of each month. Owner shall ensure that each statement of Gross Restaurant Sales, Restaurant Operating Expenses and Restaurant Net Operating Income furnished by CCA shall be certified as materially correct by an authorized officer of CCA. Owner shall cause CCA to keep and maintain full, complete and accurate books of account and records regarding the operation of the Restaurant in accordance with generally accepted accounting practice, consistently applied. Owner shall ensure that CCA’s books and records, together with copies of all sales and other excise tax reports that CCA may be required to furnish to any governmental agency, shall at all times be open for inspection and audit by Owner and Operator and their auditors or other authorized representatives. Owner shall cause CCA to deliver to Owner (who shall furnish a copy to Operator), within 60 days after the end of each lease year, an annual statement of operations certified as materially correct by CCA or an authorized officer of CCA.

3.              Third-Party Operated Area. From and after the Effective Date, and for so long as the Restaurant Lease remains in effect, the Restaurant shall no longer be operated by Operator as part of the Hotel as a Third-Party Licensed Area, and instead, except as otherwise provided herein, shall be considered and treated as a Third-Party Operated Area for all purposes of the Operating Agreement.

4.              Performance Test. The reference in Section 16.5.1 of the Operating Agreement to “Third-Party Operated Area Net Income” is hereby corrected and revised to be “TPOA Net Operating Income”.

5.              Approval. Operator hereby approves, pursuant to Section 5.11 of the Operating Agreement, Owner’s entry into the Restaurant Lease in the form attached hereto. Owner and Operator hereby confirm their agreement chat so long as the Restaurant is operated by or on behalf of the tenant under the Restaurant Lease, the Restaurant premises shall constitute a Third-Party Operated Area.

6.              Restaurant Employees. In connection with the Restaurant Transition, all of the Hotel Personnel who are employees of Operator and who are primarily employed in connection with the operation of the Restaurant will be transitioned to be employees of CCA or its Affiliate (the “Transitioned Employees”). As of the Effective Date, the Parties have separately agreed upon and identified such Transitioned Employees. In connection with the foregoing, Operator shall, on or before the Effective Date, terminate the employment of all such Transitioned Employees with Operator. Owner shall indemnify, defend and hold harmless Operator for, from and against any claims which result or could result from the termination of such Transitioned Employees, including accrued payroll, accrued bonuses, accrued benefits such as vacation pay and sick days and other employment liabilities (including severance obligations) up to and including the date of such termination, any multi-employer withdrawal liability, obligations under then-existing or subsequently negotiated collective bargaining agreements, and any liabilities or obligations under employment-related Applicable Laws and other requirements applicable to severance or termination of employment (including the W.A.R.N. Act). From and after the Effective Date, all such Transitioned Employees shall be employees of CCA or its Affiliate.

7.              Liquor License. In connection with the Restaurant Transition, Operator shall not be responsible for procuring or maintaining in full force and effect the liquor license or other applicable licenses, permits or governmental approvals necessary to manage and operate the Restaurant. Owner shall procure and maintain, or cause CCA to procure and maintain, all licenses, permits or governmental approvals necessary to manage and operate the Restaurant.

8.              Agreement by Owner and Operator,

(a)                                 Subject to the terms and conditions of this Section 8, Owner and Operator agree that with respect to the Restaurant Lease, Operator shall, on behalf of Owner, pursuant to and subject to the terms of this Amendment, perform the obligations of Owner to the extent such obligations are within the scope of services to be provided by Operator, and have the authority to pursue the exercise of rights of Owner, to the extent Owner has delegated such obligations or authority, as the case may be, to Operator pursuant to the terms of Section 5.11.3 of the Operating Agreement and Section 5.9 of the Restaurant Lease.

(b)                                 In furtherance of the foregoing, each of Owner and Operator acknowledges and agrees that if, in connection with the Restaurant Lease, Operator or its Affiliates takes, or fails to take, any action on Owner’s behalf, such act or failure to act, shall be deemed to have been taken or not taken pursuant to the grant of authority to Operator by Owner under Section 2.1 of the Operating Agreement, provided that (A) in the event of an express conflict between the terms of such Restaurant Lease and the Operating Agreement, the Operating Agreement shall govern and any action taken by Operator on behalf of Owner in accordance with such terms of the Restaurant Lease shall not be deemed a breach of, or Event of Default under, the Operating Agreement and (B) all actions taken or not taken by Operator or its Affiliates in respect thereof, including without limitation exercise of a right, authority or discretion with respect thereto and resolution of any disputes or alleged breaches between Owner and Operator and/or Third-Party Claims (as defined in the Operating Agreement), shall be governed by the terms of the Operating Agreement (e.g., any alleged event of default, breach, dispute or other Third-Party Claim between Owner and Operator caused by the action or inaction of Operator or its Affiliates under the Restaurant Lease would be governed by Article 16 and Article 17 of the Operating Agreement, and any indemnity claim would be governed by Article

12 of the Operating Agreement). This Section 8(b) shall survive the expiration or termination of this Amendment and the Operating Agreement.

(c)                                  Owner further acknowledges and agrees that in the event the Restaurant Lease grants Operator rights to act on its own behalf, whether rights of approval, authority or otherwise (A) Operator shall at all times be entitled to exercise and enforce such rights subject to the terms of such Restaurant Lease, (B) Owner will immediately notify Operator in the event Owner becomes aware of any situation that could give rise to an impediment to Operator’s ability to exercise its rights thereunder and (C) if Operator is not in a position to enforce such rights directly, to the extent legally permissible Owner will seek to specifically enforce such rights on Operator’s behalf and will cooperate with Operator and follow Operator’s reasonable direction in such regard. Owner further acknowledges and agrees that Operator is a third-party beneficiary under the Restaurant Lease and notwithstanding anything herein to the contrary, but subject to Section 5.9(c) of the Restaurant Lease, no delegation of authority by Owner to Operator shall in any manner limit the rights of Operator to act on its own behalf as third-party beneficiary or otherwise with respect to the Restaurant Lease.

9.              Amendments and Enforcement of Restaurant Lease. Owner shall not terminate, extend, renew, amend or otherwise modify the Restaurant Lease without Operator’s prior written consent. Additionally, with respect to any failure of CCAto perform any of its obligations under any provision of the Restaurant Lease that has or could be expected to have an adverse effect upon Operator, the Brand, the Hotel Operator Trademarks and goodwill associated therewith, or a materially adverse effect upon the Hotel and the operations thereof: (x) without Operator’s prior written consent, it shall not terminate or waive any such provision; and (y) it shall exercise and enforce its rights under any such provision and enforce any obligation of CCA under any such provision (unless Operator has been delegated such right to enforce under Section 8 above, in which case Owner shall enforce such right to the extent requested by Operator), Operator acknowledges and agrees that it may not terminate the Restaurant Lease. Without limiting the foregoing, Owner agrees that is will not consent to a reduction in the number of nights that the restaurant must be open under the Restaurant Lease without Operator’s consent.

10.       Modification of this Amendment. No amendment; modification, alteration or waiver of any provision of this Amendment shall be effective unless it is in writing and signed by the party against whom enforcement of such amendment, modification, alteration is sought, and no waiver of any provision of this Amendment by any party hereto, and no consent to any departure therefrom by any party hereto, shall be effective unless it is in writing and signed by the party against whom enforcement of such waiver or consent is sought, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

11.       Incorporation by Reference. The provisions of Articles 17 (Dispute Resolution), 19.1 (Governing Law), 19.2 (Construction of this Agreement), 19.4 (Waivers), 19.5 (Notices), 19.7 (Further Assurances), 19.10 (Execution of Agreement) of the Operating Agreement are hereby incorporated by reference herein and restated, mutatis mutandis, for the benefit of the Parties hereto.

12.       Severability. The invalidity, illegality or unenforceability of any one or more phrases, sentences, clauses or sections contained in this Amendment shall not affect the validity, legality or enforceability of the remaining portions of this Amendment.

13.       Conflicts & Term. In the event of a conflict between this Amendment and the Operating Agreement, this Amendment shall govern. This Amendment shall terminate upon the earlier of the expiration or termination of the Operating Agreement and the Restaurant Lease.

14.       Incorporation of Recitals. The recitals hereto are incorporated herein as part of this Amendment.

15.       Second Amendment. As of the Effective Date, the Second Amendment shall no longer be of any force or effect.

16.       Counterparts. This Amendment may be executed in two or more counterparts and via facsimile or electronic mail delivery, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

[SIGNATURES FOLLOW ON NEXT PAGE]

IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute this Amendment as of the date first above written.

OWNER:

315 EAST DEAN ASSOCIATES, INC.

	By:	/s/ [ILLEGIBLE]
Name:
(date signed by Owner)	Title:

OPERATOR:

SHERATON OPERATING CORPORATION

	By:	/s/ Marshall Donat
	Name:	Marshall J. Donat
(date signed by Operator)	Title:	Vice President, Secretary

Signature Page to Agreement

EXHIBIT A

TERMINATION AGREEMENT

(RESTAURANT LICENSE AND CONSULTING SERVICES AGREEMENT BETWEEN

OWNER AND F&W)

[see attached]